Exhibit (a)(2)(A)

Therma-Wave, Inc.
1250 Reliance Way
Fremont, California 94539
(510) 668-2200

January 18, 2007

Dear Stockholder:

We are pleased to inform you that on January 7, 2007, Therma-Wave, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KLA-Tencor Corporation (“KLA-Tencor”) and Fenway Acquisition Corporation, a wholly-owned subsidiary of KLA-Tencor (“Offeror”).

Pursuant to the terms of the Merger Agreement, Offeror has commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of (a) the Company’s common stock (“Common Stock”), at a per share price of $1.65, net to the seller in cash (the “Common Offer Price”), and (b) the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock”), at a per share price in cash equal to the Common Offer Price per share of Common Stock into which a share of Series B Preferred Stock is convertible at the time of consummation of the Offer, in each case upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase and related materials accompanying this letter. Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 14, 2007. Following the successful completion of the Offer, Offeror will be merged into the Company (the “Merger”), and all shares of Common Stock not purchased in the Offer (other than shares held by stockholders who have validly exercised their appraisal rights) will be entitled to receive the Common Offer Price per share of Common Stock.

The Company’s board of directors (the “Board”) has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders; and (2) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Board recommends that you accept the Offer and tender your shares to Offeror pursuant to the Offer.

In arriving at its recommendations, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Needham & Company, LLC, dated January 5, 2007, to the effect that the $1.65 in cash per share to be received by the holders of Common Stock in the Offer pursuant to the Merger Agreement is fair from a financial point of view to such holders, as of the date of such opinion.

Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to Offeror pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares to Offeror pursuant to the Offer. We urge you to read each of the enclosed materials carefully.

Very truly yours,

/s/  Boris Lipkin
Boris Lipkin
President and Chief Executive Officer